                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                                (AMENDMENT NO. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ADVANTA CORP.
                            (NAME OF SUBJECT COMPANY)

                                  ADVANTA CORP.
                      (NAME OF FILING PERSON (THE ISSUER))

                              CLASS B COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                 --------------

                                001-210-00794220
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                -----------------

                            ELIZABETH H. MAI, ESQUIRE
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  ADVANTA CORP.
                             WELSH AND MCKEAN ROADS
                        SPRING HOUSE, PENNSYLVANIA 19477
                                 (215) 657-4000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:

                               JAY A. DUBOW, ESQ.
                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                          1650 ARCH STREET, 22ND FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 977-2000

      (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                            CALCULATION OF FILING FEE

                            -------------------------

       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
             $6,171,056                                $1,234.21**

*Calculated solely for purposes of determining the filing fee. This amount assumes that (i) $3,237,789 in cash will be paid pursuant to this offer, and
(ii) options to purchase 238,671 shares of Class B Common Stock of the Company will be issued pursuant to this offer. The aggregate value of the options to purchase Class B Common Stock was based on the average of the high and low prices of the Company's Class B Common Stock on August 6, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

**Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,234.21                 Filing Party:              Advanta Corp.
Form or Registration No.:  Schedule TO               Date Filed:                August 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

[ ]     Third party tender offer subject to Rule 14d-1

[X]     Issuer tender offer subject to Rule 13e-4

[ ]     Going private transaction subject to Rule 13e-3

[ ]     Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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        The filing of this Amendment No. 3 to Schedule TO shall not be construed as an admission by Advanta Corp. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Advanta Corp. (the "Company") with the Securities and Exchange Commission (the "SEC") on August 9, 2001, as amended by Amendment No. 1 filed on August 31, 2001, and as amended by Amendment No. 2 filed on August
31, 2001, relating to an offer by the Company to repurchase "Eligible AMIP Shares" from "eligible employees." "Eligible AMIP Shares" are shares of restricted stock granted under the Advanta Management Incentive Program (the "AMIP Program") that:

        - are attributable to an eligible employee's 2001 target bonus (the "2001 target bonus"); and

        - have a weighted average value, as calculated for purposes of determining the original number of shares granted (the "weighted average value"), that is greater than $10.625 per share.

An "eligible employee" refers to any person: (1) who holds Eligible AMIP Shares, at least some of which shares were granted before February 28, 2001; and (2) who, as of the expiration of this offer, is employed by us and has not received a notice of termination that is effective prior to the expiration of this offer. The Company is making this offer upon the terms and subject to the conditions described in the Offer to Repurchase dated August 9, 2001, as amended and restated on September 28, 2001 (the "Offer to Repurchase") and the related Letter of Transmittal, as amended (which together, as they may be amended or supplemented from time to time, constitute the "offer"). All references in the Schedule TO to the "Offer to Repurchase" shall mean the Offer to Repurchase as amended and restated.

ITEM 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended, supplemented and restated as follows so as to amend Exhibit (a)(1) by replacing the Offer to Repurchase as amended and restated August 31, 2001 with the Offer to Repurchase as amended and restated September 28, 2001 and to add Exhibit (a)(10):



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



        (a)(1)          Offer to Repurchase, as amended and restated
                        September 28, 2001.

        (a)(2)          Form of Letter of Transmittal, as amended.

        (a)(3)          Form of Letter to Eligible Employees Regarding the
                        Offer.

        (a)(4)          Form of AMIP Personalized Decision Aid.

        (a)(5)          Form of AMIP Program Summary Guidelines.

        (a)(6) Prospectus for Use with the Advanta Corp. 2000 Omnibus Stock Incentive Plan.

        (a)(7) Advanta Corp. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

        (a)(8) Advanta Corp. Quarterly Reports on Form 10-Q for its quarterly periods ended March 31, 2001 and June 30, 2001 filed with the Securities and Exchange Commission on May 15, 2001 and August 14, 2001 and incorporated herein by reference.

        (a)(9)          E-Mail Correspondence to Eligible Employees dated August
                        31, 2001.

        (a)(10)         Correspondence to Eligible Employees dated
                        September 28, 2001.

        (b)             Not Applicable.

        (d)(1) Advanta Corp. 2000 Omnibus Stock Incentive Plan, filed as Exhibit 4(f) to the Company's Post-Effective Amendment to its Registration Statement on Form S-8 (File No. 333-04469) filed with the Securities and Exchange Commission on November 11, 2000 and incorporated herein by reference.

        (d)(2) Form of Option Agreement under the Advanta Corp. 2000 Omnibus Stock Incentive Plan.

        (g)             Not Applicable.



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


                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                 Advanta Corp.


September 28, 2001               By:    /s/ Elizabeth H. Mai
                                       -----------------------------------
                                 Name:  Elizabeth H. Mai
                                 Title: Senior Vice President, Secretary
                                        and General Counsel



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


                               INDEX TO EXHIBITS


EXHIBIT NUMBER                  DESCRIPTION
--------------------------------------------------------------------------------
(a)(1)                          Offer to Repurchase, dated August 9, 2001, as
                                amended August 31, 2001.

(a)(2)***                       Form of Letter of Transmittal, as amended.

(a)(3)* Form of Letter to Eligible Employees Regarding the Offer.

(a)(4)*                         Form of AMIP Personalized Decision Aid.

(a)(5)*                         Form of AMIP Program Summary Guidelines.

(a)(6)*                         Prospectus for use with the Advanta Corp. 2000
                                Omnibus Stock Incentive Plan.

(a)(7) Advanta Corp. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March
                                30, 2001 and incorporated herein by reference.

(a)(8) Advanta Corp. Quarterly Reports on Form 10-Q for its quarterly periods ended March 31, 2001 and June 30, 2001 filed with the Securities and Exchange Commission on May 15, 2001 and August
                                14, 2001 and incorporated herein by reference.

(a)(9)** E-Mail Correspondence to Eligible Employees dated August 31, 2001.

(a)(10)                         Correspondence to Eligible Employees
                                dated September 28, 2001.

(b)                             Not Applicable.

(d)(1)* Advanta Corp. 2000 Omnibus Stock Incentive Plan, filed as Exhibit 4(f) to the Company's
                                Post-Effective Amendment to its Registration
                                Statement on Form S-8 (File No. 333-04469) filed with the Securities and Exchange Commission on November 11, 2000 and incorporated herein by reference.

(d)(2)*                         Form of Option Agreement under the Advanta Corp.
                                2000 Omnibus Stock Incentive Plan.

(g)                             Not Applicable.



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*       Previously filed as an exhibit to the Schedule TO filed by Advanta Corp.
        on August 9, 2001.

** Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed by Advanta Corp. on August 31, 2001.

*** Previously filed as an exhibit to Amendment No. 2 to the Schedule TO filed by Advanta Corp. on August 31, 2001.


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